Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months ended June 30,	Six months ended June 30,
2004	2003	2004	2003

Net loss	$(161)	$(185)	$(256)	$(328)

Class A Unit Holders (ownership percentage)	x	99%	x	99%	x	99%	x	99%

Net loss allocable to Class A Unit Holders	$(160)	$(183)	$(254)	$(325)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net loss per Class A Unit	$(0.02)	$(0.02)	$(0.03)	$(0.04)